Exhibit 14

Moscow CableCom Corp.

Code of Ethics for the Chief Executive Officer, Chief Financial Officers and
All Accounting and Financial Personnel

This code sets forth the fundamental principles to which MOCC’s executive and finance personnel are expected to adhere and uphold.  Executive and finance personnel are expected to unequivocally abide by this Code as well as all other applicable Company policies and procedures relating to areas covered by this Code.  Any violations of this Code may result in disciplinary action, including termination of employment, as appropriate.

MOCC’s Chief Executive Officer, its Chief Financial Officer and all accounting and financial personnel will:

1.

Act honestly, ethically and with integrity in good faith, with due care, competence and diligence.

2.

Familiarize himself or herself with all applicable laws, rules and regulations of United States and Russian, state and local governments and other appropriate regulatory agencies and ensure that MOCC and its subsidiaries comply with such laws, rules and regulations in all activities within the scope of such person’s responsibilities.

3.

Promote an environment of truthful disclosure and honesty.

4.

Avoid actual or apparent conflicts of interest between personal and professional relationships and consult the Company policy or contact the General Counsel regarding conflict situations as they arise.

5.

Report information that is accurate, complete, fairly stated, timely and understandable without misrepresenting or omitting material facts, including material information that may affect the Company’s public filings and public announcements.

6.

Respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose.  Confidential information acquired in the course of their work will not be used for personal advantage.

7.

Promptly report any significant deficiencies in internal controls to an appropriate Finance manager or member of the Audit Committee.

8.

Promptly report any violation of:  (i) applicable laws, (ii) this Code or the Company’s Code of Ethics and Business Conduct or (iii) fraud to an appropriate Finance manager, a member of the Audit Committee or the Company’s General Counsel.  MOCC will not allow for retaliation for reports made in good faith.

The Audit Committee of the Board of Directors shall be accountable for implementing policies and procedures for achieving compliance with this Code.  The Committee has the sole authority to approve any amendment or waiver of any provision of this Code of Ethics, and any amendment or waiver will be promptly disclosed as required by the Securities and Exchange Commission.